March 31, 2014

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: UpperSolution.com

Amendment No. 3 to Registration Statement on Form S-1

Filed March 13, 2014

File No. 333-190658

Dear Ms. Mills-Apenteng,

The following is the company’s response to your comment letter dated March 27, 2014.

Plan of Distribution, page 41

1. We note your response to comment five of our letter dated February 20, 2014. Please advise us whether your officers/directors reside in the United States. If not, please provide a risk factor pertaining to the difficulty that U.S. stockholders would face in effecting service of process against them. This risk factor should address the risk U.S. stockholders face in:

·	effecting service of process within the United States on your officers;
·	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
·	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
·	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

All officers and directors live outside the United States. Risk Factor added.

Sincerely,

Yousef Dasuka

Chief Executive Officer

UpperSolution.com